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At AOMA, we designed everything—every moment, light beam, and texture—around the Japanese concept "Ma" - "the space in-between."

So founders can breathe. Creatives can create. Nomads can land—without losing momentum.

Because rest isn't the opposite of productivity. It's what powers it.

💫 Opening 2026 in Ericeira.
🌱 Now open for community investors.

We're almost fully funded. Get in before we close the round.
💸 Start with $100
📈 Earn 7% annual return + 1.5x in 5 years
🥂 Get free nights, perks & global community access

Click on the link to learn how you can co-create with us.



AOMA
CO+LIVING

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